SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101

(b)(1):  ☐ .)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101

(b)(7):   ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-  ☐.)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated April 5, 2013 in respect of the Notice of Annual General Meeting

2	Circular dated April 5, 2013 in relation to Proposed Appointment of New Auditor and Proposed General Mandate to Repurchase Shares

3	Announcement dated April 5, 2013 in relation to Notice to Holders of the Convertible Bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 5, 2013	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the ‘‘Meeting’’) of China Unicom (Hong Kong) Limited (the ‘‘Company’’) will be held on 21 May 2013 at 3 : 00 p.m. at Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2012.

2.	To declare a final dividend for the year ended 31 December 2012.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2013.

4.	To appoint KPMG as auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2013.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5.	‘‘THAT:

(A)	subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares (‘‘Shares’’) on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the ‘‘Articles of Association’’) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.’’

6.	‘‘THAT:

(A)	subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B)	the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C)	the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

‘‘Rights Issue’’ means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.’’

7.	‘‘THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution.’’

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 5 April 2013

Notes:

1.	Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	The Directors have recommended a final dividend for the year ended 31 December 2012 of RMB0.12 per share (the ‘‘2012 Final Dividend’’) and subject to the passing of the Resolution 2 above, the 2012 Final Dividend is expected to be paid in Hong Kong dollars on or about 13 June 2013 to those shareholders whose names appear on the Company’s register of shareholders on 29 May 2013.

4.	The register of members of the Company will be closed during the following periods:

(1)	from 16 May 2013 to 21 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ rights to attend and vote at the Meeting (and any adjournment thereof). In order to qualify for attendance and voting at the Meeting, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4 : 30 p.m. of 15 May 2013; and

(2)	from 27 May 2013 to 29 May 2013, both days inclusive, for the purpose of ascertaining the shareholders’ entitlement to the 2012 Final Dividend. In order to qualify the proposed 2012 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712- 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than 4 : 30 p.m. of 24 May 2013.

5.	In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Tong Jilu, Mr. Li Fushen, Mr. Cesareo Alierta Izuel, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny will retire by rotation at the Meeting and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re- election and their proposed remuneration are set out in the 2012 annual report of the Company.

6.	The information in relation to the Ordinary Resolution set out in item 4 of the Notice will be set out in a separate circular from the Company to be enclosed with the 2012 annual report.

7.	In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2012 annual report.

8.	The votes to be taken at the Meeting will be taken by poll, the results of which will be published on the Company’s and the Stock Exchange’s websites after the Meeting.

9.	Shareholders are suggested to telephone the Company’s hotline on (852) 2126 2018 for arrangements of the Meeting in the event that a No. 8 (or above) typhoon or black rainstorm warning is hoisted on the day of the Meeting.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors:

Chang Xiaobing

Lu Yimin

Tong Jilu

Li Fushen

Non-executive Director:

Cesareo Alierta Izuel

Independent Non-executive Directors:

Cheung Wing Lam Linus

Wong Wai Ming

John Lawson Thornton

Chung Shui Ming Timpson

Cai Hongbin

Law Fan Chiu Fun Fanny

Registered office: 75th Floor, The Center 99 Queen’s Road Central Hong Kong
5 April 2013

To the Shareholders

Dear Sir or Madam,

PROPOSED APPOINTMENT OF NEW AUDITOR

AND

PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the forthcoming AGM of the Company, including (i) the ordinary resolution proposing the appointment of new auditor and (ii) the ordinary resolution granting the Board general mandate to repurchase shares of the Company.

2. PROPOSED APPOINTMENT OF NEW AUDITOR

On 21 March 2013, the Board announced that PricewaterhouseCoopers (‘‘PwC’’) will retire as auditor of the Group upon expiration of its current term of office at the close of the forthcoming AGM to be held on 21 May 2013. On 21 March 2013, the Board, as recommended and approved by the audit committee of the Company, has resolved to appoint KPMG as the auditor of the Group to hold office until the conclusion of the next annual general meeting of the Company in 2014, subject to the approval of the Shareholders at the AGM.

The proposed appointment of new auditor is to comply with the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council (‘‘SASAC’’), which imposes certain restrictions in respect of the number of years of audit services that an accounting firm could provide to a state-owned enterprise and its subsidiaries on a continuous basis (the ‘‘Auditor Rotation Requirements’’). As the Company is an indirect subsidiary of China United Network Communications Group Company Limited, a state-owned enterprise under the direct control and supervision of SASAC, the Company is required to comply with the Auditor Rotation Requirements.

The Company received a letter from PwC on 21 March 2013 confirming that there were no matters in relation to the proposed change of auditor that need to be brought to the attention of the Shareholders. The Board also confirmed that there was no disagreement between PwC and the Company and there were no other matters in relation to the proposed change of auditor that need to be brought to the attention of the Shareholders.

3. PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

A general mandate was granted to the Board to exercise the power of the Company to repurchase Shares on the last annual general meeting of the Company held on 29 May 2012. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to repurchase Shares in the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital of the Company.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares, is set out in Appendix I to this circular.

A resolution as set out in item 7 of the AGM Notice will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.

4. ANNUAL GENERAL MEETING

The AGM will be convened at 3:00 p.m. on 21 May 2013 at Ballroom A, Level 5, Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong, at which, among other things, the proposed appointment of new auditor and proposed general mandate to repurchase shares will be considered and approved, if thought fit. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed form of proxy to the Company’s registered office at 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

5. RECOMMENDATION

The Board considers that the ordinary resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. The Board also considers that it is in the interests of the Company and the Shareholders to appoint KPMG as the new auditor of the Group and to grant the proposed general mandate to repurchase Shares to the Board. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘AGM’’	the Annual General Meeting of the Company to be held on 21 May 2013 at Ballroom A, Level 5, Island Shangri-la Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong

‘‘AGM Notice’’	notice of the AGM dated 5 April 2013

‘‘associate’’	has the meaning ascribed to it in the Listing Rules

‘‘Board’’	the board of directors of the Company

‘‘Companies Ordinance’’	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)

‘‘Company’’	China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

‘‘connected person’’	has the meaning ascribed to it in the Listing Rules

‘‘corporate communications’’	has the meaning ascribed to it in the Listing Rules

‘‘Directors’’	the directors of the Company

‘‘Group’’	the Company and its subsidiaries

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the People’s Republic of China

‘‘Latest Practicable Date’’	22 March 2013

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Repurchase Mandate’’	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

‘‘Shares’’	ordinary shares with a par value of HKD0.10 each in the capital of the Company

‘‘Shareholders’’	the shareholders of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Takeovers Code’’	Hong Kong Code on Takeovers and Mergers

‘‘Unicom BVI’’	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

‘‘Unicom Group BVI’’	China Unicom Group Corporation (BVI) Limited, formerly known as China Netcom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

‘‘Unicom Parent’’	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

By Order of the Board

China Unicom (Hong Kong) Limited

Chu Ka Yee

Company Secretary

APPENDIX I	EXPLANATORY STATEMENT

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 49BA of the Companies Ordinance.

Exercise of the Repurchase Mandate

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 23,565,051,919 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to repurchase up to 2,356,505,191 Shares during the period up to the date of the next annual general meeting in 2014, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

Reasons for Repurchases

Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

Funding of Repurchases

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Memorandum and Articles of Association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company’s profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2012) in the event that the Repurchase Mandate is exercised in full.

However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

Disclosure of Interests

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates, have any present intention to sell Shares to the Company or its subsidiaries if the Repurchase Mandate is approved by the Shareholders.

No connected persons of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.

Directors’ Undertaking

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company

No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

Takeovers Code Consequences

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 41.27% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 45.85% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 34.30% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom Group BVI will be interested in approximately 38.11% of the reduced issued and outstanding share capital of the Company based on Unicom Group BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 75.57% shareholding in the Company pursuant to class (1) of the definition of ‘‘acting in concert’’ in the Takeovers Code as they are both ultimately controlled by Unicom Parent. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Repurchase Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.

Market Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest	Lowest
	HKD	HKD
2012
March	14.38	12.64
April	13.84	12.60
May	13.96	10.28
June	11.20	9.47
July	11.80	9.45
August	13.78	11.20
September	13.50	12.02
October	13.80	12.22
November	12.94	11.10
December	12.58	11.78
2013
January	13.44	12.12
February	12.62	10.90
March (up to the latest practicable date)	11.50	10.30

Exhibit 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED (the ‘‘Issuer’’)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(the ‘‘Convertible Bonds’’)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

(the ‘‘Guarantor’’)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE TO HOLDERS OF THE CONVERTIBLE BONDS

Reference is made to the terms and conditions of the Convertible Bonds (the ‘‘CB Terms and Conditions’’). Unless otherwise defined, all capitalised terms used in this announcement shall have the same meanings as defined in the CB Terms and Conditions.

The directors of the Issuer and the Guarantor jointly announce that on 21 March 2013 that the Guarantor proposed to pay a final dividend of RMB0.12 per Share for the year ended 31 December 2012 (the ‘‘2012 Final Dividend’’) to the Shareholders, subject to approval of the Shareholders at the proposed annual general meeting of the Guarantor to be held on 21 May 2013. The 2012 Final Dividend is expected to be paid in Hong Kong dollars on or about 13 June 2013 to those members registered in the Guarantor’s register of members (the ‘‘Register of Members’’) as at 29 May 2013 (the ‘‘Dividend Record Date’’).

As stipulated under Clause 6.4 of the Trust Deed, the Guarantor hereby gives notice to the holders of the Convertible Bonds of the closure of the Register of Members.

The Register of Members will be closed during the following periods:

(1)	from 16 May 2013 to 21 May 2013, both days inclusive, for the purpose of ascertaining the Shareholders’ rights to attend and vote at the annual general meeting of the Guarantor; and

(2)	from 27 May 2013 to 29 May 2013, both days inclusive, for the purpose of ascertaining the Shareholders’ entitlement to the 2012 Final Dividend.

Holders of the Convertible Bonds who wish to exercise their Conversion Rights attaching to their Convertible Bonds so as to be entitled to the 2012 Final Dividend should lodge the properly completed and signed Conversion Notices with any Conversion Agent, together with the relevant Certificate and any amount required to be paid, in each case, in accordance with Condition 6(B) of the CB Terms and Conditions by close of ordinary business on 20 May 2013 in order to ensure sufficient time for registration as a Shareholder of the Guarantor by the Dividend Record Date.

Holders of the Convertible Bonds who submit Conversion Notices to any Conversion Agent after close of ordinary business on 20 May 2013 but before close of ordinary business on 29 May 2013 may not be registered as Shareholders by the Dividend Record Date, and therefore may not be entitled to the 2012 Final Dividend, but will instead be entitled to an Equivalent Amount exactly equal to the 2012 Final Dividend pursuant to Condition 6(B)(iii) of the CB Terms and Conditions.

Conversion Notices can only be submitted to a Conversion Agent during normal business hours of the Conversion Agent.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 5 April 2013

As at the date of this notice, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this notice, the board of directors of China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny